Exhibit (d)(3)

New York Life Insurance and Annuity Corporation

1[51 Madison Avenue, New York, New York 10010]

(A Stock Company Incorporated in Delaware)

2[800-598-2019] 3[www.newyorklife.com]

INTERMEDIATE NO LAPSE GUARANTEE (INLG) RIDER

This rider is made part of the Policy to which it is attached and becomes part of the entire contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

4[ ]	4[ ]
4[President]	4[Secretary]

Glossary of Terms

Available Cash Value	This amount equals the Base Policy Cash Value minus any outstanding loans and accrued loan interest

Base Policy	The policy to which this rider is attached.

INLG Benefit

As long as this rider is in force, and the benefit period has not expired, this rider guarantees that your Base Policy and any attached riders will not lapse even if your Cash Surrender Value is insufficient to pay your Monthly Deduction Charges. This rider will waive all policy charges that exceed your Available Cash Value until the earlier of: (a) the Base Policy’s 20th Policy Anniversary or (b) the Policy Anniversary on which the Insured is Attained Age 80 (the “Expiration Date”). The Expiration Date is shown on this rider’s Specifications Page.

When the INLG Benefit is in Effect

If on any Monthly Deduction Day, the Base Policy’s Cash Surrender Value is insufficient to pay the Monthly Deduction Charges, the INLG Benefit will waive any policy charges that exceed your Available Cash Value, as long as the rider:

(a)	is still in effect and has not ended pursuant to the terms of the When This Rider Ends section; and

(b)	charges are not being waived under any separate Monthly Deduction Waiver rider attached to the Base Policy.

If this rider ends during a period when the INLG Benefit is in effect and waiving policy charges, the Base Policy will enter the Late Period on the date the rider ends and will lapse if the required payment under the Base Policy is not made.

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Satisfying the INLG Premium Test

This rider requires you to make a certain minimum amount of premium payments (the “INLG Required Premium”) into the Base Policy. Each Monthly Deduction Day, we perform the following test (the “INLG Premium Test”), to determine whether the required minimum premium payments have been made. The INLG Premium Test is satisfied as of a Monthly Deduction Day if (a) – (b+c) + (d) is at least equal to the INLG Required Premium as of that date, where:

(a)	equals the cumulative sum of all premiums paid to date;
(b)	equals the amount of any partial surrenders and any associated processing fee(s);
(c)	equals outstanding Policy loan(s) and accrued loan interest; and
(d)	equals one Monthly INLG Premium.

If, on a given Monthly Deduction Day, the INLG Premium Test is satisfied, the INLG Benefit will continue to be in effect and will waive any policy charges that exceed your Available Cash Value.

INLG Required Premium

INLG Required Premium The INLG Required Premium is used to determine if INLG Premium Test is satisfied and the INLG is in effect. The INLG Required Premium on a Monthly Deduction Day is equal to the cumulative sum of all Monthly INLG Premiums from the Policy Date up to that Monthly Deduction Day (except for the period when the rider has been placed on an inactive status).

Since any Base Policy issued under the Guideline Premium Test must continue to qualify as Life Insurance, as defined under Section 7702 of the Internal Revenue Code, the INLG Required Premium will never exceed the Guideline Premium Limit.

Monthly INLG Premium The Monthly INLG Premium is used to determine the INLG Required Premium for the INLG Premium Test. The Monthly INLG Premium is shown on this rider’s Specifications Page.

The Monthly INLG Premium may be adjusted if:

(a) a change is made to the Face Amount of the Base Policy (including those arising from a partial surrender) or any attached rider;

(b) any riders are added to or removed from the Base Policy; or

(c) a change is made to the Insured’s class of risk.

If the Monthly INLG Premium is adjusted, the revised Monthly INLG Premium will be used to calculate the INLG Required Premium beginning on the Monthly Deduction Day on or after the date of that change. If that occurs, we will send you a new rider Specifications Page which reflects the change.

What Happens if the INLG Premium Test is Not Satisfied

If on a Monthly Deduction Day, the INLG Premium Test is not satisfied, we will send a notice to you requesting a payment equal to the amount necessary to pass the INLG Premium Test as of the next Monthly Deduction Day. If we do not receive this required payment by the next Monthly Deduction Day, this rider will end. However, we will reinstate this rider if you make a payment in an amount necessary to pass the INLG Premium Test as of the Monthly Deduction Day following the date that the rider ended. After this date, this rider may not be reinstated.

INLG Rider Charge

There is a charge for this rider, as shown on this rider’s Specifications Page. This charge will be deducted from the Base Policy’s Cash Value on each Monthly Deduction Day.

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Effect of the INLG Rider on Other Riders and Benefits

This rider’s INLG Benefit will replace the No Lapse Guarantee under the Base Policy.

While in effect, the INLG Benefit will waive all Monthly Deduction Charges to the extent that such charges exceed your Available Cash Value. However, if your Monthly Deduction Charges are being waived under the terms of a separate Monthly Deduction Waiver rider attached to the Base Policy, this rider will be placed on an inactive status. While on an inactive status, we will not charge you for this rider, the INLG Premium Test will not apply, and no policy charges will be waived pursuant to this rider.

Once your Monthly Deduction Charges (including the INLG Rider Charge) are no longer being waived pursuant to a separate Monthly Deduction Waiver rider attached to the Base Policy, this rider will be restored to active status. Beginning on the next Monthly Deduction Day after the rider is restored to active status, we will resume deducting your monthly charges for this rider, and will also resume the INLG Premium Test.

General Provisions

Values This rider does not have cash or loan value.

Rider Dates and Amounts The rider and the Base Policy have the same Issue Date.

When this rider is issued, we show the Expiration Date, the Monthly INLG Premium, and the INLG Rider Charge on this rider’s Specifications Page.

Conformity With Law This rider is subject to all laws that apply. We reserve the right to correct: (a) any errors in this rider and (b) any misstatements of rider values that we may send you while this rider is in effect. We also reserve the right to adjust rider values and to make changes to this rider to ensure that, at all times, it qualifies as life insurance for federal income tax purposes.

This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this rider that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date.

When This Rider Will End You may cancel this rider at any time by sending a written request in Good Order to our Service Office for variable products, or by any other method we make available to you. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If you request cancellation of this rider, it may not be added again at a later date.

This rider will also end on the earliest of the following dates:

(a)	the date the Base Policy ends due to termination of the Base Policy or death of the Insured;
(b)	the date we receive your request to fully surrender the Base Policy; or
(c)	this rider’s Expiration Date; or
(d)	You do not satisfy the INLG Premium Test on a Monthly Deduction Day and you do not make the required payment by the next Monthly Deduction Day.

If this rider ends or is cancelled for any reason it will provide no further benefits to you.

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New York Life Insurance and Annuity Corporation

INTERMEDIATE NO LAPSE GUARANTEE (INLG) RIDER SPECIFICATIONS

Owner: 1[Owner]	Policy Number: 2[00 000 000]
Insured: 3[Insured]

Additional Rider Information

Expiration Date: 4[10/18/2033]

Monthly INLG Premium: 5[$86.50]

INLG Rider Charge: $.01 per $1,000 of policy face amount and any applicable rider benefits

ICC17-317-680RDP	1